Shanghai Century Acquisition Corporation Announces Amount of Liquidating Distribution

Shanghai Century Acquisition Corporation (“Company”) announced today that the Company has determined the amount of trust funds available for distribution to its stockholders as of the record date of August 28, 2008 to be US$114,428,515. Based on this amount, the Company will pay out US$7.96 per share to its stockholders as of the record date. The Company has set the payment date of September 3, 2008 which payment will be distributed by Continental Stock Transfer & Trust Company to the registered shareholders as of the record date.

No payments will be made with respect to any of the Company’s outstanding warrants or to the shares owned by the Company’s initial stockholders prior to the initial public offering.

Cosimo Borrelli
Joint and Several Liquidator
Direct: +852 3761 3800
Mobile: +852 9492 6393
e-mail: cb@borrelliwalsh.com

G. Jacqueline Fangonil Walsh
Joint and Several Liquidator
Tel: +852 3761 3801
Mobile: +852 6108 5155
e-mail: jw@borrelliwalsh.com